Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

New T-Mobile will be unique y able to accelerate the country’s position and quickly deploy a broad and deep nationwide 53 network that will deliver unprecedented services and lower prices to consumers and businesses of all sizes acoss all parts of the U.S. We will supercharge the pro-consumer, Ur-carrier strategy to bring sustainable competition into the marketplace, create new jobs and deliver LTE network benefits starting day one. 5G will open up exciting possibilities to replace in-home broadband and deliver real choice and real savings to consumers. New T-Mobile will intensify competition as the entrenched leaders of the wireless industry will finally have to contend with a disruptive rival able to compete head to head! As 1he 5G era accelerates this consumer obsessed company will deliver innovation that customers demand and bring its disruptive nature to video. oT enterprise and in-home broadband to force change for consumers everywhere, A Message from John and Marcelo Mew T-Mobile will have the network and spectrum capacity to quickly create a broad and deep 5G network in the first few years of the 5G innovation cycle

Leading the 5G Revolution

It is absolutely imperative that the U.S. extends the global innovation, technology and economic leadership it seized during the 4G era. It is easy to forget now, but the 4G revolution unleashed innovation that led to the modern economy we interact with every day. Lyft, Uber, Snapchat, Tinder, Venmo, Square, Instagram...these are companies that simply do not exist without 4G. But 4G didn't just create a herd of unicorns. Global leaders such as Facebook, Alphabet, Amazon and Netflix adapted their businesses and their growth exploded!


3 million new US jobs (800K in construction)
$275 billion investment
$500 billion economic growth
Untold potential for innovation
Global Economic Leadership is at Stake!
Source: CTIA

All told mobile technologies accounted for 4.5% of global GDP in 2017 which is equivalent to $3.6 trillion in economic value.

Sparking the 5G Economy

- Asserting U.S. Leadership
- Unleashing Innovation
- First and Best Nationwide 5G
- Investment in Infrastructure
- Substantial Job Creation
- Jobs and Economic Growth

SPARKING THE 5G ECONOMY

Supercharging the Un-Carrier

- Lower Prices
- New Reach Into Rural Communities
- Enhanced Customer Service
- Disruptive Innovation
- Competition Across Industries
- More Jobs

SUPERCHARGING THE UN-CARRIER

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“This combination will create a fierce competitor able to deliver lower prices, more % innovation, and a second-to-none network T-Mobile Contacts Sprint Contacts Media Contact Investor Contact Media Contactbwestor Contact TaraDarrow Nib Paellmarin Dave TovarJud Henry MediaRelation5@t-mobile Investor.retattori5@t-mobil David.Tovar@sprint.com)nvestor.Relations@sprint .com e.com com

T-Mobile Sprint

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ENGLISH

SPARKING THE 5G ECONOMY AND ASSERTING AMERICAN LEADERSHIP

The New T-Mobile will be the only company able to bring a broad and deep nationwide 5G network to market quickly in the critical first years of the 5G innovation cycle, ensuring America's leadership position in the digital era.

U.S. MUST Repeat its Leadership of 4G

It is absolutely imperative that the U.S. extends the global innovation, technology and economic leadership it seized during the 4G era. It is easy to forget now, but the 4G revolution unleashed innovation that led to the modern economy we interact with every day. Lyft, Uber, Snapchat, Tinder, Venmo, Square, Instagram...these are companies that simply do not exist without 4G. But 4G didn't just create a herd of unicorns. Global leaders such as Facebook, Alphabet, Amazon and Netflix adapted their businesses and their growth exploded!

All told mobile technologies accounted for 4.5% of global GDP in 2017 which is equivalent to $3.6 trillion in economic value.

5G is Truly Revolutionary

The capacity, speed and latency of 5G are truly revolutionary. CTIA estimates that 5G will ultimately connect 100X more devices at 100X faster speeds with 10 times projected reduction in response times. Think about what that means for all of the technology already being worked on right now and the applications we can't even imagine. The 5G services provided by the New T-Mobile's network will transform the way Americans live, work, travel, and play. 5G will unleash new ideas and uses in areas like mobile HD video, connected cities and homes, self-driving cars, smart agriculture, consumer wearables, mobile virtual reality, supercharging the Internet of Things...and even more!



3 million new US jobs (800K in construction)
$275 billion investment
$500 billion economic growth
Untold potential for innovation
Global Economic Leadership is at Stake!
Source: CTIA

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But Economic Leadership is on the Line! The projected economic impact from 5G is tremendous. The CTIA expects 5G could create up to 3 million new jobs and $500 billion in economic growth! 5G will unleash a massive loT opportunity with huge economic benefits across home, work, cities, health, cars, etc. Unfortunately, other countries see this opportunity as well and have taken bold steps that have given them a head start. CTIA ranks the U.S. behind both China and South Korea in 5G preparedness. New T-Mobiie Can Create the FIRST Nationwide 5G Network New T-Mobile will have the right mix of available spectrum, financial strength and management expertise to create the FIRST nationwide 5G network. The lifeblood of the wireless industry is spectrum and to build a 5G network, you need the right mix of available lowband, midband and high band. New T-Mobile will lead 5G deployment with the complementary spectrum and cell sites, with more capacity and at faster speeds than either company could do on a standalone basis. By 2024, the New T-Mobile network will have approximately double the total capacity and triple the total 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. With Sprint’s expansive 2.5 GHz spectrum, T-Mobile’s nationwide 600 MHz spectrum, and other combined assets, the New T-Mobile plans to create the highest capacity network in U.S. history. The U.S. must move quickly and our leadership can do just that T-Mobile deployed nationwide LTE twice as fast as Verizon and three times as fast as AT&T. New T-Mobile Can Create the FIRST Nationwide 5G Network New T-Mobile will have the right mix of available spectrum, financial strength and management expertise to create the FIRST nationwide 5G network. The lifeblood of the wireless industry is spectrum and to build a 5G network, you need the right mix of available lowband, midband and high band. New T-Mobile will lead 5G deployment with the complementary spectrum and cell sites, with more capacity and at faster speeds than either company could do on a standalone basis. By 2024, the New T-Mobile network will have approximately double the total capacity and triple the total 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. With Sprint’s expansive 2.5 GHz spectrum, T-Mobile’s nationwide 600 MHz spectrum, and other combined assets, the New T-Mobile plans to create the highest capacity network in U.S. history. The U.S. must move quickly and our leadership can do just that T-Mobile deployed nationwide LTE twice as fast as Verizon and three times as fast as AT&T. Opening the Door to be A Real Alternative to Fixed Broadband The New T-Mobile will be laser-focused on improved broadband connectivity at a lower price—including for rural consumers. Today, 489b of American households lack competitive choice for in-home broadband exceeding 25Mbps and 79% of households lack competitive choice for in-home broadband exceeding 100Mbps. The New T-Mobile will change this: Our nationwide 5G network will open up exciting possibilities to disrupt the in-home broadband market with innovative services and we know that fast competitors will force the market to respond with lower prices. Faster speeds. Instant savings. Much-needed choices. Only the New T-Mobile can fundamentally disrupt broadband and eliminate your unnecessary wired broadband bill month after month.5 UNMATCHED SERVICE AT LOWER PRICES FOR MORE CONSUMERS The New T-Mobile will supercharge the pro-consumer Un-carrier revolution by targeting lower prices, better service and LTE network benefits from Day One! We will disrupt the market leaders so consumers pay less and get more6

T · · Mobile · Sprint

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UNMATCHED SERVICE AT LOWER PRICES FOR MORE CONSUMERS

The New T-Mobile will supercharge the pro-consumer Un-carrier revolution by targeting lower prices, better service and LTE network benefits from Day One! We will disrupt the market leaders so consumers pay less and get more!

Wireless Disruption Continues!

The Un-Carrier strategy has forced dramatic change in the wireless industry. We've listened to customers, solved their pain points and ushered in the era of Unlimited. We won't stop now! Together T-Mobile and Sprint will put that same disruptive, pro-consumer strategy into overdrive for even more consumers and in the enterprise market! With our enhanced network scale we will...

- Lower prices! Our enhanced scale allows the New T-Mobile to compete at lower prices WITH NO END IN SIGHT! Capacity will double and the cost of delivering data will plummet!
- Outstanding Service! We will expand our unique customer service model to Sprint and deliver better coverage, reliability and speed!
- Greater value! We will deliver a growing set of innovative offerings in video, IoT, VR and more!
- MORE competition! There will be a MAJOR expansion of competition into rural markets and for businesses of all sizes!

Respected economists have concluded that New T-Mobile's nationwide 5G network will force greater investment from competitors, resulting in a up to 55% decrease in price per GB and over a 120% increase in data supply for all wireless customers. Consumers get both a dollar and also a data dividend from the merger!

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Innovation that Drives Competition *Across* Industries

Consumers care about innovation, ease of use and quality of service. They also want all of it on their phone. That is why industry convergence is here. Wireless, wireline and cable are rapidly converging across industry lines. Did anyone think 5 years ago that AT&T would be the nation's leading TV provider? Or that Comcast would have more postpaid phone net additions last year than AT&T and Verizon – COMBINED? That's nearly 10% of the total for all of 2017. Or that YouTube would offer LIVE TV? 5G will only accelerate the convergence we all see every day.

All content is going to the internet...
...and the internet is going mobile


VIDEO
WIRELESS
BROADBAND

We thrive on competition so we are happy to take on these entrenched giants with our consumer-first mentality and relentless focus on disruption. To date, T-Mobile and Sprint individually have not been able to erode wireless market share from the two largest competitors, however New T-Mobile will beat the market leaders to benefit consumers. The wireless industry needs a disruptive rival able to go toe-to-toe with established leaders to drive competition and innovation...New T-Mobile will be a strengthened maverick with every incentive to lower costs and force competitors to innovate as the industry transforms toward 5G.

The New T-Mobile will bring more choice and competition. With 5G, the New T-Mobile will bring new competition to the underserved and new markets, including: rural areas, enterprise customers, IoT and video. Our new 5G network will have enormous capacity that will incentivize New T-Mobile to compete vigorously to "fill up" the network. We will bring innovative new products that deliver mobile services across a variety of platforms and at dramatically faster speeds! That should worry all the companies converging into this space!

Transforming Mobile Video

Shifting consumer demand requires new and innovative video delivery models, yet even with the rise of Netflix and Hulu incumbent providers still control the market. Video and pay-TV distribution is ripe for disruption, just as wireless needed to be disrupted when we began the Un-carrier strategy several years ago. With the scale and spectrum from this combination, the New T-Mobile will lead the way! Together, we will bring innovative and disruptive video services to market faster than either T-Mobile or Sprint could independently. With our 5G network, the New T-Mobile will spur competition and drive lower prices across the video landscape.

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Job Creation Nationwide
This is a JOB CREATING transaction. We get it, that’s not the industry standard, but we DON’T DO STANDARD! We expect that the New T-Mobile will always have more U.S. employees on payroll than the prior standalone companies do now. How? We are going to invest about $40 billion over three years to integrate these companies, expand and capture the 5G opportunity. A huge portion of that investment is jobs.
The New T-Mobile will be a jobs creator from Day One. We are going to be investing in jobs to build the new cell towers to build out 5G, jobs to extend our Un-carrier customer care model to a wider subscriber base and jobs for the hundreds of new stores we intend to open across the country. In fact, nowhere will that growth be more prevalent than in rural America—which is dramatically underserved today. We are building hundreds of stores in rural areas and will be hiring in local communities as we build out 5G. Only the New T-Mobile will fundamentally change a broadband industry that has left millions of consumers with little choice, slow speeds and high prices. The New T Mobile will bring its advanced 5G network and lower prices to every American8

INVESTORS 9

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A Amessage Of Ceo

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause

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actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

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Excerpts from T-Mobile’s Unstoppable Tour Seattle event on June 14, 2018:

Opening Remarks

John Legere

President & CEO, T-Mobile

* * * * *

So, on the way to the Un-carrier tour, we did a small thing that may accelerate some of our strategy which is on April 29th, we signed a definitive agreement to bring T-Mobile and Sprint together. And after incredible amounts of energy and effort, we decided that the new company would be called T-Mobile, right?

And you, with the work that you’ve done, the success that we’ve had, we’ve put the companies together with a company that was much bigger than us when we started this. And with what we’ve accomplished, we will own two-thirds of the company. There’ll be an exchange ratio of 9.75 Sprint shares for every T-Mobile share. So, if you want to do it the other way, it’s 0.10256, and there’s another digit I think, okay?

How about this, you ready? Our little company is entering into a transaction that will be worth enterprise value of about $146 billion. We will have at the start 129 million customers, to start.

That’s your company. That’s what we’re going to be.

We’ll have headquarters in Bellevue. We’ll keep the headquarters in Overland Park. And we made a couple of other decisions. After long thoughtful consideration, we know that when this transaction is done, Mike Sievert would be the President and Chief Operating Officer. And since you can’t get rid of me yet, I’ll be the CEO of the new company and we’ll do it together so –

Okay. Now, this is all – Mike will have something to say about this as well. But this is a story – I’ve been spending all my time in Washington lately and – not Washington state, that other Washington. And as you can see, the story about what we’re doing is getting tremendous scrutiny. And fascinatingly, our story is exactly what the country is trying to use, all of its legal processes to make sure and create, okay?

Here’s what I learned so far in Washington. You, the Un-carrier, are a national treasure. I’m telling you, it’s amazing to stroll around Washington. I’ve met dozens of senators and been through Congress and met with the Department of Justice and all the FCC commissioners and the chairman. And the Un-carrier is something they want to protect.

But how about this: here is our story, and you can tune in June 27th when I raise my right hand and swear to tell the truth, the whole truth and nothing but the truth at an antitrust Senate hearing.

* * * * *

#UNSTOPPABLE Tour Seattle	Thursday, June 14th 2018

But I walked down there and on behalf – and I went into several senators, I said, ‘You know what? I know what you’re trying to do, and I agree. Do you know what this transaction is going to do? It is going to create the first broad and deep 5G network that this nation needs to compete. And when we put these networks together and invest $40 billion over the first three years in both network and preparation around it, we are going to create something that this country needs. And no other group can do it. We can’t do it alone. And it’s a big accelerant that the United States need.

And secondly, that Un-carrier you love, we’re going to super charge it.

Now, what we’re going to do is putting the companies together. It’s going to have $43 billion worth of synergies, $26 billion from the network, and we’re going to pump that back into creating something that will change the United States and many industries. The super charged Un-carrier will create competition in all of rural America – home broadband access, video distribution, right? And we will cover the entire country. And you ready? Prices will go down and jobs will go up.

Every single day this new company is in business, it will have more jobs than the two standalone companies together. So, that’s our story. It’s an incredible deal and I’m very confident that as we make our way through Washington that this deal will be approved. And we will move forward part of the next five years.

* * * * *

This company’s market value was about $6 billion and that’s being generous. Today, it’s $50 billion. That’s real shareholder value that you’ve created. The market cap has gone up seven times. The stock price has gone up over four times. It was up a buck today or so.

* * * * *

So, five-year predictions, very simple. First, invest nationwide 5G player. Everybody else will follow what Neville and his team are going to create and it’s an exciting vision. We’ll be number one wireless by a mile. We’ll be a major player in home entertainment. We will be by far number one in customer service with the highest net promoter score. The front line will be even close to customers. Nobody else would be near us. And I have an aspiration for us to be the most valuable brand in America, to compete with Facebook and Amazon and Google on brand value which is a big, big statement.

So, okay, so no, these aren’t small goals. They’re bold audacious next five-year goals. This opportunity comes along once in a generation. Here’s my request for you as we go through the day and throughout tonight and when you go to the baseball game, I want you to believe in our future. See what the future is. Cherish and value what you’ve done but know the next five years can and will be even bigger. And as those five years go on, we will be a gigantic player on the world stage and we will impact this country. That’s what it’s about. We have an opportunity once in a generation. No small goals. We’ve got the right to think big because of what you’ve done. Number one in wireless, coming together with Sprint. We’re going to do 5G in a way nobody’s done. Customer-obsessed T-Mobile brand because you’re all truly unstoppable.

#UNSTOPPABLE Tour Seattle	Thursday, June 14th 2018

Strategy

Mike Sievert

Chief Operating Officer, T-Mobile

* * * * *

Every person we hire, every promotion we make, every project we approve, every priority we establish has got to continue to be about the customer. And as long as we never let that go, we’ll always have this source of differentiation because when we come together with Sprint and create a company 129 million customers, we’ll be closer to the size of AT&T and Verizon. But my question for you is, when we are, are we going to be like them? No way and that’s what makes us different.

* * * * *

[There’s] a few simple things we can invest in. The first is, as John said, Un-carrier everywhere. Taking the Un-carrier idea to more places and more people. Anybody a fan of the Un-carrier here? Yeah. We’re going to expand it. We’re going to double down on what works.

Second, beyond the smartphone. Listen, we know that 5G is coming. The world is changing. It’s not going to unfold for everywhere for all time on these little 5.5-inch pieces of magic glass we call smartphones. We have to be ready for the future and make the right investments.

And thirdly, and this is one strategy I’m not cheating with calling it too, is simplicity and digitalization. That’s because we realize in this company that you can’t digitalize and super – give our people digital super powers to take care of their customers unless you simplify first. And man, we got a lot of work to do in this company to simplify everything and we’ll talk about.

But let’s talk about these one at a time. And first, Un-carrier everywhere. And as I said, this is about more people and more places; more segments and more geographies. And let me just start by asking a question. Was anybody here involved in or appreciative of the world’s fastest retail expansion in the history of this world in the last year? Were you – have you – this is unbelievable.

We opened 3,000 stores last year across Metro PCS and retail led by Tom Keys and Jon Freier. And what an amazing thing that was – the fastest growing retailer in the world last year. Now, that’s an incredible thing and it’s on the heels of what’s been an incredible network expansion so we’re bringing the Un-carrier to more people.

Our stores now for T-Mobile brand reached 261 million Americans. And the job is just getting started. We now have to get involved in these communities, bring our marketing teams, show that we’re here to stay, get involved in the community, sponsor the high school football team, get involved in philanthropy and community organizations, localized advertising. Be there for the people to show them we’re here to stay and that’s a big part of what we’ll be doing over the next year.

#UNSTOPPABLE Tour Seattle	Thursday, June 14th 2018

Secondly, we’ve got to prepare for coming together with Sprint for the new T-Mobile to build another 600 to 1,000 stores after the transaction closes. So, heads down, lots of work to do in bringing the Un-carrier everywhere.

* * * * *

Man, what a huge opportunity in front of us. And I just want to quickly say to our business team, you have earned your way into the core strategy of this company. We rely on this business and to say congratulations to every person in this room that had to do with an all-time historic 2 million business activations in the last year. It’s an unbelievable performance, unbelievable.

Thank you, Mike Katz, for your leadership in this space. Thank you to your team. Thank you for making business at the center of our strategy and earning your way into the middle and the core of this strategy because any audience that is so underserved and overpriced as this audience needs to be corrected by the Un-carrier and that’s why we’re plunging ahead so quickly.

About 20% of our net adds – now we know we have more work to do here. We’re working very hard to automate the processes, to give our team better tools, to give our customers better tools, to develop solutions for our customers because we’ve now thanks to the T-Mobile for business team earned our way into the CIO’s office, into the real decision makers and they want to know, do we have wider and more integrated solutions than just connectivity?

So, we’re working really hard to lay the foundation to allow this business to continue to grow in the years to come. And I can tell you that this combination with Sprint will only super charge our ability to be competitive in this market because finally when you hear this network story from Neville, you’ll understand that the key thing that has held back business customers for so long is something that we’re not just going to correct, we’re going to leapfrog AT&T and Verizon. And I want you to know whether you work on consumer or business, there’s something you should know about how business customers make decisions. They actually try this stuff.

And if you’re working in consumer, if you see our success in business, you should feel great about that because it shows what happens when you get past the reputation and you look at the facts. And when business customers look at the facts with an actual test with hundreds of units, they pick T-Mobile. So, thank you T-Mobile for business team for everything you’re doing. That is Un-carrier everywhere. Are you with me on it? Okay.

So, the second strategy is beyond the smartphone. And as I said, this is really important and we’re not going to get into it today. But I just want to say two things. First of all, Jeff Binder and the Layer3 TV team leading our home and entertainment strategy for the entire company, thank you for being part of this team, part of our future. And I can tell you that with this combination with Sprint, we are going to create the 5G network circumstance that’s going to allow us to not just bring video into people’s homes but the very internet connections themselves that that video relies on to be able to provide across the board service to American households for the first time ever. This Sprint transaction will turbo charge what we’re doing in home entertainment and I’m so proud that you’re a part of our team. And I can’t wait to see what comes later this year when we launch the T-Mobile branded version of our TV strategy.

#UNSTOPPABLE Tour Seattle	Thursday, June 14th 2018

* * * * *

Look, all of these strategies are meant to prepare our company for an incredible moment in our company’s history, for the coming together of – with Sprint to create the new T-Mobile. The strategies make sense of course for a standalone future but they make even more sense in the context of a company that will soon be nearly twice its size, that will soon have the capability to create the world’s most advanced 5G network.

These strategies are meant to get us ready, to focus our energies and efforts and to take advantage of the two things – the network capabilities that underlie everything in this company that we’re going to hear about and the customer experience obsession that’s at the core of our culture. So, are you with me on all that?

Well, look, we’re going to hear about our brand and what we need to do to differentiate it. We’re going to hear about our network and how it’s second to none and on its way to being the best anyone’s ever seen in this country. But first, we’ve got to hear about the business. We’ve got to hear about how we pay for all these network and brand investments. We’ve got to hear about the magic of the value we can unlock when we come together with Sprint to create the new T-Mobile. And in order to do that, I need to ask you one more time to get right on your feet right now and give it up for the best CFO in this industry, the magenta cowboy himself, Braxton Carter.

Financial Strategy

Braxton Carter

Chief Financial Officer, T-Mobile

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Five years ago, we laid a plan out for the future. We knew that customer growth would be the absolute key to growing revenues. And revenue growth would grow net income and adjusted EBITDA – adjusted EBITDA is just cash flow of the company from the operations. And as we grew that profitability, we could start growing our cash flows to invest right back into the business into our network, into our infrastructure, into our people, into our programs, into our expansion. And that’s the virtuous circle. And it’s worked so well.

You know, John talked about the great financials of the company. And we’re pouring all of our money right back into the company.

Okay, you know, let’s talk a little bit about the new T-Mobile and what it really means. And when you look at these charts, when the arrows go from the lower left to the upper right, that’s a really good thing. It really is. $43 [billion?] of net present value of synergies is expected. And where that comes from is shutting down the Sprint network. This is a network story. And taking whatever assets out of that network and enhancing the foundation of our company. And there’s very few opportunities in America where the synergies of the deal exceeded significantly the market cap of the acquired company, Sprint, so very, very unique opportunity.

Revenues pro forma if we were merged right now would be $75-ish billion.

Service revenues pro forma right now would be maybe 53, 54, 55 billion.

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Adjusted EBITDA right now pro forma, the margins would be 40 to 42%.

And this is going to create amazing opportunity to invest back into our business and to create significant shareholder value.

And that’s before we get to some really interesting things in the future. When you look at 5G and the foundation that Neville and our network team are laying in place right now and the things that we can’t even dream of today that are going to change our lives, we are going to be at the forefront of that. And it’s going to be an amazing differentiation and value creating opportunity for our company. So, we’re very, very excited about, you know, the world ahead of us and the path ahead of us. The future is tremendously bright.

So, this, you know, as we’re talking about, this creates amazing opportunities.

That’s because we have a massive amount of investments that we need to make but we’re still going to be generating net cash. That’s after all investment in the network.

And think about the flexibility and the opportunity that that will allow for us to do things in the future.

So, often times, you know, you look at these big transactions and go, ‘Oh my gosh. There is going to be a lot of debt associated with it.’ One of the things that we did together, we have the healthiest balance sheet and the least amount of leverage of any other carrier in the United States. Pro forma for this transaction, the leverage is going to be 2.9 times. And what that means that basically three years’ worth of EBITDA would pay off every bit of debt. And right now, we’re about 2.3 levered.

And contrast out to AT&T. With the Time Warner deal, they’re going to have $250 billion worth of debt and their pro forma leverage is 3.9%, a full turn higher than ours, so we are maintaining the strongest balance sheet and the most financial flexibility in the industry. And just think what we’re going to be able to do with the opportunity here. It’s going to be so incredible. So who is excited about the new T-Mobile? Yeah. Come on.

Okay, so the foundation of our company, the network led by Neville Ray in the most amazing network team that it has been assembled on this planet, our true mad scientist who day in and day out has provided incredible leadership innovation in the foundation of what we do and sell and provide to our customers every day. My very good friend and just the best CTO in the entire world Neville Ray is out next. Yeah, Neville.

Network

Neville Ray

EVP & CTO, T-Mobile

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So John and Mike talked about this transaction. There is nobody happier in the room than me with this transaction. We are going to create the mother of all networks, believe me. This thing is going to be just incredible. Technology folks, the radio guys in the room, you know how this works.

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When you put together the spectrum assets, the millimeter wave and the low band spectrum that T-Mobile has, and you combine that with the mid band 2.5 gig that Sprint has finally put in that 2.5 gigahertz spectrum on a network where it can sing, right, and it can really, really do exciting stuff. That is absolute magic, absolute magic.

The capabilities, the things that we can drive of this network are truly amazing. Think about speeds that can go from 30 megabits per second to a north of 400 megabits per second. That’s what we can do with this combination. Capacity that can come off this network, orders of magnitude greater than anything we could possibly do today with the respective companies.

This is a once in a career opportunity to put a network in place that will lead the industry in the US and maybe lead globally in terms of 5G and what can happen over the next five years, an incredible, incredible opportunity and story. So we are jumping at a bit.

We want to get this, the CBS, get the FCC happy, DOJ happy, all those guys just say yes and then we can go on with the work we need to go do.

And I have a team across this nation who are more ready and more capable than anybody else in the entire world to go make this happen and deliver the broadest and deepest 5G network that anybody has ever seen. That’s what we’re going to go do.

Okay. So we get started this year. So with or without Sprint, we are building out 5G and we’ve made our announcement we’re deploying 30 cities starting deployment in 30 cities this year as millimeter ways spectrum and 600 megahertz.

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When we get devices that we will have, that’s what we are focused on for 19 mobile phones. We’ll have those in the first part of 19 we will start to launch services.

We build out the network more in 2019. By 2020, that network will be nationwide. Remember that from T-Mobile: nationwide 5G coverage. So that’s the story. We’re going to start very – we’re already building effectively for 5G. The LTE gear we’re putting down on 600 megahertz is 5G ready. So the team has done an incredible job of future-proofing our investment and our network for the 5G future. So that’s coming, super, super fast. What does it look like? So there is a lot of stuff going to appear on this slide here, lot of things in 5G. You heard Mike and John talk about some of these.

We’re going to go after the fixed broadband business. We now have the capacity and capability to provide a real alternative for folks who are underserved and paying way over the odds on their home broadband. We can do that with this network. Go over to the far right-hand side, internet of things. We can now do on IoT what nobody else can do because nobody else has the low band spectrum to build out nationwide 5G coverage. That’s what we can do and uniquely do. So that IoT space is super exciting for us and we’re starting to pour resources into the investment and leadership of that effort.

Then in the middle, all the wireless and mobile stuff, what happens today? Massive opportunities, incredible growth opportunities with capacity and speeds. Think about a world where you now have a smartphone that can do hundreds of megabits per second? Gone are the days of lower definition video. Everything is going to move to HD and 4K video. We’re going to be right in the middle of that. Think about a world of augmented reality where your wearables are going to deliver you real lifetime real-time live content in ways that you can only imagine today, heads up displays that present information to you with no interaction with a 4.5 piece of glass you normally carry around in your pocket.

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The opportunities are absolutely endless in this space. Think about gaming. Think about 5G Fortnite. Anybody playing Fornite in the room? Think about gaming. And if you can’t deliver a game that lives in a smartphone form factor and is incredibly reactive and dynamic, you’re going to be dead. Nobody is going to want to play the stuff on a terminal at home. That’s not what I see with games today.

So all these things start to become possible. What does that look like? We think average usage per customer five, six years out will be starting to approach 100 gigabytes per month. That’s an order of magnitude greater than our wireless consumers today and it’s about what the average household in the US consumes. That’s what we think is going to happen in that 5G mobility space.

Okay, so I’m going to wrap. What am I excited about? I said the last five years we spent getting even, right, from a network perspective. When we look forward the next five years, we are going to move so far, so fast out in front of AT&T and Verizon who were stuck in a position that they cannot respond with the spectrum assets and capabilities that we have in the network where we now can define the future of wireless. You heard it from John. You heard it from Mike.

Can you guys believe that? Can you believe that after five years’ worth of work and with the Sprint transaction, we can now create the 5G future for the United States. We can have AT&T and Verizon looking at us and saying how do we do that? How do we catch up with those guys? Why do I keep losing my customers every day? We have the real opportunity to become the biggest boldest loudest wireless company in the United States. That’s what we’re going to go do this next five years. Does that sound good? All right.

So last thing from me. My rallying cry, America’s largest 5G network. You think our customers will like that? I tell you when we’ve been on the road, our retail teams are much louder. Do you think our customers will like that? There we go. That’s better. Awesome.

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Q&A

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John Legere: Hey, by the way that’s something I’m also very proud of. You know Team of Experts is such a major differentiator for our company.. I mean it’s transforming care in the world. And we were in discussions for a long time with Sprint, and I will tell you that in most deals when you put companies together, that’s when things like care get shrunk and they spend less and that’s called a synergy.

We were very clear from day one when we talked about these companies coming together that not when you come together with our company. Because when you come together with our company we are going to transform your care to our model. So in one of the first times I can ever remember, customer care in this deal is what’s called a dis-synergy. We’re actually spending more money on care than the two companies were before. And a major component of the job story of this company is the creation and expansion of thousands of new care jobs in the United States and new centers. So it’s very, very exciting. And that’s going to make, in and of itself, a gigantic, gigantic difference. So care is a real deal in our company.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent

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solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to

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the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.